Mail Stop 3561

June 19, 2008

Maureen O'Connell
Chief Financial Officer
Scholastic Corporation
557 Broadway
New York, NY 10012

> **Re:** **Scholastic Corporation**
> **File No. 000-19860**
> **Form 10-K: For the fiscal year ended May 31, 2007**
> **Form 10-Q: For the quarterly period ended November 30, 2007**
> **Form 10-Q: For the quarterly period ended February 29, 2008**

Dear Ms. O'Connell:

We have reviewed your May 2, 2008 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-Q: For the quarterly period ended November 30, 2007

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

12. Subsequent Event, page 14

1. We appreciate your detailed responses to our prior comment numbers 3 and 4. In response number 4, you stated that the DTH business is a component of the "Children's Book Publishing and Distribution" operating segment. Therefore, it is a reporting unit pursuant to paragraph 30 of FAS 142. Your response reasons that it is appropriate to test impairment of goodwill associated with the DTH business on an aggregated basis with other components within the same operating segment as that of the DTH business. We note that your accounting treatment is based upon your

conclusion that DTH exhibits similar economic characteristics as the remainder of the "Children's Book Publishing and Distribution" segment. In this regard we note that your conclusion is partially based upon the assertion that DTH realizes similar gross margins as the other components of the operating segment to which DTH belongs.

We note that you have referenced footnote 20 to paragraph 30 of FAS 142 and paragraph 17 of FAS 131 to support your assertion that DTH's realized gross margins are evidence of economic similarities to the other components of the "Children's Book Publishing and Distribution" segment. In this regard, we believe that gross margin would be an appropriate measure of economic similarity if it were a primary performance measure used by management in the evaluation of your business. However, based upon your segment disclosures provided in Note 2 to your Form 10-K, it appears that "operating income" or "business income" is the measure used by management to evaluate the performance of your segments. Furthermore, we note that gross margin does not appear to be a key performance measure of your consolidated company, as the measure does not appear in your statement of operations, MD&A, or elsewhere in your Form 10-K. Based upon the aforementioned facts, we do not believe that gross margin is the appropriate measure to be compared for purposes of determining whether your reporting units are economically similar. Furthermore, it appears that "operating income" or "business income" may be the most appropriate measure for your assessment.

In addition, to the extent that you continue to believe that gross margin is an appropriate measure of performance to assess economic similarity, we are not convinced that the long term gross margin percentages of DTH versus all other components of the "Children's Book Publishing and Distribution" segment are similar. First, you have responded that the company has experienced declining profit margins in the DTH business and that these margins may no longer be comparable to the long-term average gross margins of the other components within the segment. Second, from the information provided supplementally in Exhibit B, it appears to us that the gross margin percentage materially differs between the DTH business and the other components. The gross margin percentage for DTH has a regular pattern of decrease over the period presented ranging from 74.9% to 58.9%, whereas the gross margin percentage of the other components are relatively consistent over the same period, ranging between 55.9% and 50.0%. We note that the weighted average gross margin percentage over this period is 67.4% for DTH compared to 53.6% for the other components.

Furthermore, as you have pointed out, EITF D-101 specifies that the assessment of whether two components have similar economic characteristics is one that is more qualitative than quantitative, and that the FASB Board did not intend that the determination of whether two components are economically similar be limited to the consideration of the factors described in paragraph 17 of FAS 131. You have pointed out other factors that you believe are determinative in your circumstances. However, we note additional characteristics of the DTH business that you have previously identified or disclosed that may be unique to it or sufficiently different from those associated with other components. We believe that such characteristics should also be considered in your analysis. For example, these characteristics include (i) the "bill me later" basis of billing for DTH, (ii) the DTH business requires significantly higher provisions for returns and bad debts, (iii) the nature of marketing for the DTH business, (iv) the higher SG&A as a % of revenue associated with the DTH business, (v) the continuity program structure of the DTH business, and (vi) the substantial amount of promotional costs associated with the DTH business that are accounted for on a deferred basis. We believe that a high degree of similarity of economic characteristics is needed to justify aggregation of reporting units, and it is not clear to us that your circumstances warrant aggregation.

In view of the preceding and absent any other compelling evidence to the contrary, we believe that your periodic testing of impairment of goodwill attributable to the DTH business should be evaluated on a DTH reporting unit basis and not on an aggregated basis with other components. Accordingly, the carrying amount of the DTH business should include the carrying amount of goodwill attributable to it for purposes of the first step in testing impairment of goodwill pursuant to paragraph 19 of FAS 142. In this regard, please provide us with impairment analyses of the DTH business on this basis, in compliance with the requirements of FAS 142, as of May 31, 2007 and 2006, as well as your conclusions based upon these analyses. This analysis should be performed on the basis determined after consideration of comment numbers 3 and 6 below.

2. You attributed only $4.3 million of goodwill to the DTH business upon your intention to sell this business, as disclosed in the February 29, 2008 Form 10-Q. In the 2007 Form 10-K, you attributed $92.4 million to this business at May 31, 2007 and 2006. Please explain to us the reason for this inconsistency. In this regard, we note from your prior disclosures that you obtained the DTH business when you acquired Grolier in 2000, and that $168.1 million of the purchase price was allocated to goodwill. Since it appears that the principal operations of Grolier was the DTH business, and it appears that you intend to dispose of all of the DTH business, it reasons and we would expect that the amount of goodwill attributed to the DTH business would be the $92.4 million disclosed in your Form 10-K. As such, please provide us with a roll-forward of the goodwill attributed to the acquisition of Grolier from the consummation of the acquisition through the period ended February 29, 2008. Your roll-forward should show the original allocation of goodwill to each reporting unit, including DTH, upon adoption of FAS 142. In this regard, refer to paragraph 54 of FAS 142. In addition, please tell us the basis/methodology used in your initial assignment of goodwill to reporting units. Unless otherwise determined, please note that it is expected that the impairment testing referred to in comment number 1 would include a carrying amount for goodwill of $92.4 million.

3. Additionally, it appears to us that the DTH reporting unit is an asset group that also represents the lowest level of independent identifiable cash flows, pursuant to

paragraph 4 of FAS 144. Paragraph 12 of FAS 144 specifies that "Goodwill shall be included in an asset group to be tested for impairment under this Statement only if the asset group is or includes a reporting unit." Accordingly, the carrying amount of the DTH business should include the carrying amount of goodwill attributable to it for purposes of testing impairment of long lived assets pursuant to FAS 144.

Furthermore, the testing of recoverability presented in Exhibit A, which you supplementally provided to us, appears to be performed on an individual asset basis. However, paragraph 4 of FAS 144 specifies that "If a long-lived asset (or assets) is part of a group that includes other assets and liabilities not covered by this Statement, this Statement applies to the group. In those situations, the unit of accounting for the long-lived asset is its group. For a long-lived asset or assets to be held and used, that group (hereinafter referred to as an asset group) represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other groups of assets and liabilities." Additionally, paragraph 7 of 144 specifies that "An impairment loss shall be measured as the amount by which the carrying amount of a long-lived asset (asset group) exceeds its fair value." Further, paragraph 10 of FAS 144 specifies that "For purposes of recognition and measurement of an impairment loss, a long-lived asset or assets shall be grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities."

In view of the preceding, we believe that the carrying amount of the DTH business should have included the carrying amounts of both goodwill and long lived assets associated with the business, when performing your periodic evaluation of the recoverability and impairment of long lived assets of the DTH business. In this regard, please provide us with impairment analyses of the DTH business on this basis at May 31, 2007 and 2006 in compliance with the requirements of FAS 144, along with your conclusions represented by these analyses. This analysis should be performed on the basis determined after consideration of comment number 6 below.

4. If the analyses referred to in comment number 3 include net income/loss amounts, please (i) tell us the related actual annual net income/loss from 2001 to 2007, (ii) explain to us the factors that cause any material variance between actual results and projected results for the periods included in the analyses, and (iii) how the significant factors, variables and assumptions used for projected periods are reasonable relative to your circumstances and historical experience. For example, in the Exhibit A supplementally provided to us, the analysis for each of the Disney and Random House licenses shows a significant net loss for 2008 and significant net income in each year presented thereafter without explanation of the reason(s) for the material change in the results.

5. We note that other than the relatively minor charges recorded in 2004 and 2005, your evaluations have not identified any impairment of the DTH business since the "Do Not Call Registry" legislation was enacted in 2003, despite losses of this business in each

of the ensuing fiscal years, which you cite are a consequence of this legislation. If it is determined that recording of impairment of long lived assets or goodwill is not appropriate prior to your intention to sell the DTH business, please clearly and fully explain to us the facts and circumstances that changed in your evaluation of impairment of the DTH business upon your intention to sell the business, when compared to your prior evaluations, as your most recent evaluation has resulted in the recognition of impairment charges. In connection with this, explain to us how your evaluation of fair value and related disclosures comply with the requirements of FAS 157.

6. We note from the disclosure in the February 29, 2008 Form 10-Q that as a result of your analysis required by FAS 144 in that quarter, you recorded a net of tax impairment charge of $72.7 million during the quarter to reflect the DTH disposal group at its estimated fair value less cost to sell. You disclose that the impairment charge was first applied to the long-lived assets and the deferred promotion costs of the DTH disposal group, with the remainder of the impairment charge applied on a pro-rata basis to accounts receivable, inventory and other current assets. Paragraph 14 of FAS 144 specifies that "An impairment loss for an asset group shall reduce only the carrying amounts of a long-lived asset or assets of the group. The loss shall be allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets, except that the loss allocated to an individual long-lived asset of the group shall not reduce the carrying amount of that asset below its fair value … ." Further, paragraph 36 of FAS 144 specifies that "The carrying amounts of any assets that are not covered by this Statement, including goodwill, that are included in a disposal group classified as held for sale shall be adjusted in accordance with other applicable generally accepted accounting principles prior to measuring the fair value less cost to sell of the disposal group." After consideration of the FAS 144 impairment analyses referred to in comment number 3 above, please explain to us your basis for allocating a portion of the impairment charge resulting from the FAS 144 evaluation performed in the quarter ended February 29, 2008 to accounts receivable, inventory and other current assets. In connection with this, explain to us why impairment of these assets was not assessed in accordance with principles governing such assets -- for example, in accordance with ARB No. 43, Chapter 4 in regard to inventory and FAS 5 in regard to accounts receivable. Also, tell us why impairment was not recorded in your results prior to your intention to sell the business and the FAS 144 impairment evaluation performed in the quarter ended February 29, 2008.

7. If it is determined that recording of impairment of the current assets referred to in comment number 6 is not appropriate prior to your intention to sell the DTH business, please clearly and fully explain to us the facts and circumstances in your evaluation of impairment of these assets that a) changed from your prior evaluations and b) warranted recording impairments upon your intention to sell the DTH business.

Form 10-Q: For the quarterly period ended February 29, 2008

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

1. Basis of Presentation, page 4

8. We note from your response to our prior comment number 1 that you have reclassified cash flows associated with royalty advances into the operating activities section of your consolidated statement of cash flows. However, we do not believe that you have adequately disclosed the reason for this reclassification or clearly disclosed the impact the reclassification on your cash flows from operations. Given the materiality of the amounts that have been reclassified to "Cash flows provided by operating activities," please expand your disclosure in Note 1 to provide a separate and appropriately identified section that discusses i) how royalty advances were classified prior to reclassification, ii) how royalty advances are classified now, and iii) the reason for the change. In order to enhance the transparency of the reclassification for investors, we encourage you to provide tabular disclosure that separately presents a) operating cash flows as previously reported, b) the specific adjustments to previously reported amounts, and c) operating cash flows as adjusted.

2. Discontinued Operations, page 5

9. We note your disclosure that "prior to the decision to sell the DTH business, separate financial statements were not available for the DTH business in the normal course, nor was financial information separately available for management in the normal course of internal financial reporting sufficient to construct separate financial statements." While, in prior periods, you may not have prepared separate financial statements for the DTH business in connection with your financial reporting, we note that your periodic reports have historically provided detailed financial information related to this business. Furthermore, as noted in the comments above, we believe that the financial information historically disclosed with regard to the DTH business should have been used to evaluate impairment of this reporting unit. In this regard, we do not believe that your current disclosure fully reflects the amount of detailed and discrete financial information that was historically available to management with regard to your DTH business. As such, please revise your disclosure in future filings to specifically state that detailed financial information related to your DTH business has historically been available to management. Alternatively, please remove the aforementioned disclosure.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 or Doug Jones at 202-551-3309 with any questions. You may also contact me at 202-551-3816.

Sincerely,

Joseph Foti
Senior Assistant Chief Accountant